UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the year ended December 31, 2004 OR
☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) Commission File Number 001-19120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

80 PARK PLAZA

NEWARK, NEW JERSEY 07102

MAILING ADDRESS: P.O. Box 1171

NEWARK, NEW JERSEY 07101-1171

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

All other schedules required by Section 2520.103.10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Public Service Enterprise Group Incorporated

Thrift and Tax-Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

June 27, 2005

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2004	2003

ASSETS
Investments at Fair Value-
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$ 874,857,594	$ 769,482,513
Participant Loans	12,527,762	12,884,736
Total Investments	887,385,356	782,367,249

Receivables:
Deposits and Contributions – Employees	1,445,811	1,790,858
Deposits and Contributions – Employer	506,450	582,543
Total Receivables	1,952,261	2,373,401
Total Assets	889,337,617	784,740,650

LIABILITIES
Accounts Payable	301,864	672,594
Accrued Expenses	331,527	544,756
Total Liabilities	633,391	1,217,350

NET ASSETS AVAILABLE FOR BENEFITS	$ 888,704,226	$ 783,523,300

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$ 83,788,753
Interest on Participant Loans	605,428
Total Net Investment Income	84,394,181

Deposits and Contributions
Employees	40,845,680
Employer	13,533,210
Total Deposits and Contributions	54,378,890

Total Additions	138,773,071

DEDUCTIONS
Benefit Payments to Participants	35,744,743
Administrative Expenses	1,462,538
Total Deductions	37,207,281

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	101,565,790

Transfer from Employee Savings Plan—Net	3,615,136

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	783,523,300

End of Year	$ 888,704,226

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

THRIFT AND TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan is a defined contribution plan covering substantially all non-bargaining unit employees of Public Service Enterprise Group Incorporated (Company) and its Participating Affiliates (each, an Employer). The Company’s Employee Benefits Committee (Benefits Committee) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The trustee of the Plan, The Bank of New York (Trustee), is responsible for the custody and management of the Plan’s assets. Hewitt Associates is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The majority of the Plan’s assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Employee Benefit Trust (Master Trust), a master trust established by the Company and administered by the Trustee.

Contributions

Each year, Participants may contribute as basic deposits from 1% to 8% of their annual compensation, as defined in the Plan (Basic Deposits), subject to certain Internal Revenue Code (IRC) limitations. A Participant’s Employer contributes 50% of this Basic Deposit amount as its matching contribution to the Plan (Employer Contributions). A Participant’s Employer begins matching contributions when that Participant has completed one Year of Service, as defined in the Plan, with his/her Employer. Employer Contributions are made in cash and invested according to the Participant’s then current investment election. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers investment options in the Enterprise Common Stock Fund, the Employee Stock Ownership Plan Fund (ESOP Fund), the Schwab Personal Choice Retirement Account (PCRA) Fund, five mutual funds and three pre-mix portfolios, each of which are invested in specific percentages of the mutual funds.

In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 42% of compensation (Supplemental Deposits), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions (Nondeferred Deposits) or pre-income tax contributions (Deferred Deposits).

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year and subject to IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan Participant. Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Employer’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant or beneficiary is entitled upon death, disability or retirement, as applicable, is the benefit that can be provided from the Participant’s vested account.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company’s Common Stock held for their account in the ESOP Fund.

Participants who have elected to participate in the Company’s Common Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Company’s Common Stock Fund. These provisions are not applicable with respect to Company Common Stock held in a Participant’s Frozen ESOP Account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the Participant’s account and bear interest at rates that range from 4.00% to 10.75%, which are commensurate with local prevailing rates at the time that the loan was originated, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s Savings Account attributable to transfers from the Cash Balance Plan of Public Service Enterprise Group Incorporated (Cash Balance Plan) or from assets held in the Schwab PCRA Fund. No Participant may have more than two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the Participant’s vested interest in his or her account in either a lump-sum amount, or in quarterly or annual installments over a ten-year period. If a Participant’s account balance is less than $5,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive lump-sum distribution equal to the value of the Participant’s vested interest in his or her account.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Except for amounts transferred from the Cash Balance Plan into the Plan, Employer Contributions to a Participant’s Thrift Account are fully vested. Amounts transferred from the Cash Balance Plan follow the Cash Balance Plan vesting regulations and vest upon the earliest of a Participant's completion of five years of service with an Employer, attainment of age 65 or approval for benefits under a Company long-term disability plan. All amounts credited to a Participant's ESOP Fund are fully vested.

Forfeitures

Any nonvested portion (amounts transferred from the Cash Balance Plan) of the Participant’s account, determined as of the date of severance from employment, will be forfeited and will be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired and remains employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant’s Account will be reinstated by the Employer and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her resulting from the severance from employment. For the years ended December 31, 2004 and 2003, forfeitures amounted to $21,903 and $153,377, respectively.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Risks and Uncertainties

The Plan utilizes various investment options. The mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Reclassifications

Certain reclassifications of amounts reported in the prior period have been made to conform with the current year presentation.

Investment Valuation and Income Recognition

The Plan’s investments consist of the Master Trust and Participant Loans. The investments in the Master Trust are stated at fair market value, except for its contracts within the Stable Value Fund. The Plan’s investments in the guaranteed annuity contracts of the Stable Value Fund are with various insurance companies and other financial institutions. The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts plus accumulated interest, less withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 4.38% for 2004. The crediting interest rates were approximately 4.36% and 4.38% for 2004 and 2003, respectively. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than 0%. Such rates are reviewed on a quarterly basis for resetting. The fair market value of the wrapper contract in the Stable Value Fund as of December 31,2004 and 2003 was ($6,948,180) and ($14,962,037), respectively.

Quoted market prices are used to value all other investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Short-Term Investments are stated at cost, which approximates fair market value. Dividend income is recorded on the ex-dividend date. The Participants Loans are valued at outstanding principal balance plus accrued interest, which approximates fair market value.

Investment gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan, but have not yet been paid were $217,947 and $556,070 as of December 31, 2004 and 2003, respectively.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying statement of Changes in Net Assets Available for Benefits.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Transfers of the ESOP Fund to the Thrift Account

Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their ESOP Fund to their Thrift Accounts. To affect such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Investment Funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED EMPLOYEE SAVINGS PLAN (SAVINGS PLAN) IN THE MASTER TRUST

Certain of the Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of the Savings Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the respective participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2004 and 2003, the Plan’s interests in such assets of the Master Trust were approximately 59% and 60%, respectively.

	As of December 31,
	2004	2003
Investments at Fair Value:
Cash and Cash Equivalents	$ 22,033,831	$ 15,141,468
Common Stock of
Public Service Enterprise Group Incorporated*	178,336,571	163,030,301
Mutual Funds	692,585,413	563,837,791
Guaranteed Investment Contracts (GICs)	533,302,014	496,907,855
Schwab PCRA Fund (a)	38,920,487	33,064,452
Total Investments	$ 1,465,178,316	$ 1,271,981,867

		For the Year Ended December 31, 2004
Investment Income:
Net Appreciation in Fair Value of Mutual Funds		$ 83,828,187
Net Appreciation in Fair Value of Common Stock
of Public Service Enterprise Group Incorporated*		28,288,588
Net Appreciation in Fair Value of Schwab PCRA Fund (a)		2,296,128
Interest from GICs		21,113,186
Dividends from Common Stock of Public Service Enterprise Group Incorporated*		7,929,637
Total Investment Income, Net		$ 143,455,726
(a)

Amounts primarily relate to equity investments in stocks and through mutual funds. The net appreciation in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

* Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Assets of the Stable Value Fund

The assets of the Stable Value Fund, included in the Master Trust, are primarily invested in GICs with additional investments in the Trustee’s Short-Term Investment Fund. As of December 31, 2004, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Contract Value
Bank of America (A)	Synthetic	Open-Ended	3.74%	$ 62,246,440
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	3.70%	63,210,860
John Hancock	Synthetic	Open-Ended	6.26%	4,655,190
JP Morgan Chase (A)	Synthetic	Open-Ended	4.05%	36,200,306
Metropolitan Life (A)	Synthetic	Open-Ended	4.35%	95,753,800
Monumental Life (A)	Synthetic	Open-Ended	4.40%	95,747,990
Prudential Life Insurance Company	Traditional	November 30, 2005	6.99%	6,581,920
Rabobank Nederland (A)	Synthetic	Open-Ended	5.31%	81,372,945
State Street Bank and Trust Company	Synthetic	Open-Ended	3.79%	20,607,700
UBS AG (A)	Synthetic	Open-Ended	4.72%	66,924,863
Total GICs				533,302,014
Investment in Bank of New York Short-Term Investment Fund			2.05%	13,725,976
Total Stable Value Fund				$ 547,027,990

(A) Managed by INVESCO Institutional, Inc.

As of December 31, 2003, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Contract Value
Bank of America (A)	Synthetic	Open-Ended	4.02%	$ 59,944,907
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	3.64%	58,583,201
John Hancock	Synthetic	Open-Ended	5.75%	6,993,905
JP Morgan Chase (A)	Synthetic	Open-Ended	4.56%	26,930,359
Metropolitan Life (A)	Synthetic	Open-Ended	4.24%	90,397,961
Monumental Life (A)	Synthetic	Open-Ended	4.18%	90,407,621
Prudential Life Insurance Company	Traditional	November 30, 2005	6.99%	6,151,902
Rabobank Nederland (A)	Synthetic	Open-Ended	5.49%	74,816,248
State Street Bank and Trust Company	Synthetic	Open-Ended	4.03%	20,870,755
UBS AG (A)	Synthetic	Open-Ended	5.21%	61,810,996
Total GICs				496,907,855
Investment in Bank of New York Short-Term Investment Fund			0.99%	12,383,797
Total Stable Value Fund				$ 509,291,652

(A) Managed by INVESCO Institutional, Inc.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Assets of the Enterprise Common Stock Fund

The assets of the Enterprise Common Stock Fund are invested in the Company’s Common Stock.

ESOP Fund

During 2004 and 2003, no contributions to or transfers into the ESOP Fund were permitted.

Schwab PCRA Fund

The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds, stocks and bonds. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less $500 to pay for certain fees, to the Schwab PCRA Fund.

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service ruled, in a determination letter dated May 25, 2004, that the Plan qualifies under Section 401(a) of the IRC and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. While subsequent amendments have been made to the Plan, the Company believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2004 and 2003, the Master Trust held 3,444,786 and 3,722,153 shares, respectively, of the Company’s Common Stock, in the ESOP Fund and the Enterprise Common Stock Fund, with a market value per share of $51.77 and $43.80, respectively.

For the year ended December 31, 2004, the Master Trust recorded dividend income of approximately $8 million from the Company’s Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all Participants would become 100 percent vested in their account.

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

7.	PENDING MERGER

On December 20, 2004, the Company entered into an agreement and plan of merger (Merger Agreement) with Exelon Corporation (Exelon), whereby the Company will be merged with and into Exelon (Merger). Under the Merger Agreement, each share of Company Common Stock will be converted into 1.225 shares of Exelon Common Stock.

The Merger Agreement has been unanimously approved by both companies’ Boards of Directors. Completion of the Merger is subject to a number of conditions, including the approval of shareholders and a number of governmental authorities. The governmental authorities from which these approvals are required may impose conditions on completion of the Merger, require changes to the terms of the Merger or fail to approve the Merger. No assurances can be given as to the timing of the receipt of any required regulatory approvals or that all required approvals will be received.

The Company is not aware of any intentions to terminate the Plan upon the completion of the Merger.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN
PLAN No. 004, EIN No. 22-2625848

SCHEDULE H. PART IV LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value
Various Participants*	1,403 Participant Loans (maturing 2005 to 2010 at interest rates of 4.00% to 10.75%)	$12,527,762	$12,527,762

* Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Public Service Enterprise Group Incorporated

Thrift and Tax-Deferred Savings Plan

(Name of Plan)

By: /s/ Margaret M. Pego
Margaret M. Pego Chairperson of Employee Benefits Committee

Date: June 29, 2005

EXHIBIT INDEX

Exhibit Number

99	Consent of Independent Registered Public Accounting Firm